For period ending April 30, 2010				Exhibit  77-C

File No. 811-7096

Investment Grade Municipal Income Fund Inc.

Shareholder meeting information

On February 23, 2010, the holders of the Registrants common stock and auction preferred stock (APS) voted together at a Special Meeting of Shareholders on a proposal to liquidate and dissolve the Registrant pursuant to a Plan of Liquidation (the Liquidation Proposal). The Liquidation Proposal received greater than the required vote of a majority of the votes entitled to be cast at the meeting: 5,733,384 votes were cast FOR the Liquidation Proposal; 398,622 votes were cast AGAINST the Liquidation Proposal; and 132,005 votes were cast ABSTAIN. There were no broker non votes. Further information is contained in the Registrants proxy statement filed on January 6, 2010 (SEC Accession No. 0001209286-10-000006)
(SEC File No. 811-07096).